Preferential Equities Corp.
P O 741, Bellevue, Washington 98009

February 12, 2010

BY FAX & EDGAR

Attention: Ms. Tia Jenkins

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Ms. Jenkins,

                Re:          Preferential Equities Corp. (“Preferential” or the “Company”)
                                Form 10-K for the Fiscal Year Ended December 31, 2008
                                Form 10-Q for the Fiscal Quarter Ended September 30, 2009 - File No. 000-4976

     We confirm receipt of your letter dated December 30, 2009, which provided your comments on our Form 10-K filed for the fiscal year ended December 31, 2008 (“Form 10-K”) and our Form 10-Q filed for the fiscal quarter ended September 30, 2009. We have responded using the same reference numbers and heading references as in your letter to reply as follows:

Financial Statements

Item 9A. Controls and Procedures, page 34

(b) Internal control over financial reporting, page 35

1. We have revised our conclusions regarding the effectiveness of our disclosure controls and procedures in our Form 10-K as requested.

Exhibit 31.1. and 31.2

2. We have provided new Exhibit 31.1 and 31.2 certificates for our Form 10-K and subsequent quarterly reports.

Acknowledment of Company

     The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And,

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you will find the enclosed in order.

Yours Truly,

PREFERENTIAL EQUITIES CORP.

    /s/ Harry Miller

Per:
                Harry Miller